Exhibit 12.1

                           FREEPORT-McMoRan INC.
             Computation of Ratio of Earnings to Fixed Charges

                                                 Years Ended December 31,
                                    -------------------------------------------------
                                      1989      1990       1991       1992     1993
                                    --------  --------   --------   -------- --------
                                                     (In Thousands)
Income (loss) from continuing       $118,324  $283,523   $ 96,703   $187,811  $(83,118)
operations
Add:
  Provision for income taxes          61,197   258,796      2,970     75,597    17,854
  Minority interest income           100,601   126,415     67,953     72,987   (61,689)
  Interest expense                   136,795   100,350     98,102     51,788    79,882
  Rental expense factor(b)             7,201     5,674      5,873     10,352    14,348
                                    --------  --------   --------   --------  --------
Earnings available for fixed
charges                             $424,118  $774,758   $271,601   $398,535  $(32,723)
                                    ========  ========   ========   ========  ========

Interest expense                    $136,795  $100,350   $ 98,102   $ 51,788  $ 79,882
Capitalized interest                  25,722    32,726     67,321     84,683    62,240
Preferred stock of majority-owned
  subsidiaries (a)                      -         -          -        12,112    49,921
Rental expense factor(b)               7,201     5,674      5,873     10,352    14,348
                                    --------  --------   --------   --------  --------
Fixed charges                       $169,718  $138,750   $171,296   $158,935  $206,391
                                    ========  ========   ========   ========  ========

Ratio of earnings to fixed              2.5x      5.6x       1.6x       2.5x        (d)
  charges(c)                            ====      ====       ====       ====

a. Includes tax "gross-up" for the preferred stock dividend requirements of majority-owned subsidiaries included in minority interest income.
b. Portion of rent deemed representative of an interest factor.
c. For purposes of this calculation, earnings are income from continuing operations before income taxes, minority interests and fixed charges. Fixed charges consist of interest, that portion of rent deemed representative of interest, and the preferred stock dividend requirements of majority-owned subsidiaries.
d. Earnings were inadequate to cover fixed charges by $239.1 million.

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